Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-223493

XOMA CORPORATION

Shares of 8.625% Series A Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Share)

Final Term Sheet

Issuer:	XOMA Corporation

Securities:	8.625% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	880,000 Shares of Series A Preferred Stock

Option to Purchase Additional Shares:	Up to 104,000 Shares Series A Preferred Stock

Trade Date:	December 11, 2020

Settlement Date:	December 15, 2020

Listing:	Expected NASDAQ “XOMAP”

Size:	$22,000,000

Option:	Up to $2,600,000

Maturity Date:	Perpetual (unless redeemed by us on or after December 15, 2021 or in connection with a change of control or delisting event).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 8.625% of the $25.00 liquidation preference per year, equivalent to $2.15625.

Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about April 15, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be December 15, 2020. The first dividend, which is scheduled to be paid on or about April 15, 2021 in the amount of $0.71875 per share, will be for more than a full quarter and will cover the period from, and including, the first date we issue and sell the Series A Preferred Stock through, but not including, April 15, 2021.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00. Upon liquidation, holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	On and after December 15, 2021 the first anniversary of December 15, 2020 to but excluding the second anniversary, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $26.00 per Preferred Share, plus any accrued and unpaid dividends. On and after December 15, 2022 the second anniversary of December 15, 2020 to but excluding the third anniversary, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.75 per Preferred Share, plus any accrued and unpaid dividends. On and after December 15, 2023, the third anniversary of December 15, 2020 to but excluding the fourth anniversary, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.50 per Preferred Share, plus any accrued and unpaid dividends. On and after December 15, 2024, the fourth anniversary of December 15, 2020 to but excluding the fifth anniversary, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.25 per Preferred Share, plus any accrued and unpaid dividends. On and after December 15, 2025, the fifth anniversary of December 15, 2020, the shares of Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25.00 per Preferred Share, plus any accrued and unpaid dividends.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series A Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	98419J 305 / US98419J3059

Joint Book-Runners:	B. Riley Securities, Ladenburg Thalmann, National Securities Corporation and William Blair & Company

Co-Managers:	Aegis Capital Corp., Boenning & Scattergood and Northland Capital Markets

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated April 5, 2018) and a preliminary prospectus supplement dated December 10, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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